FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 17, 2003

BIOMIRA INC.
 (Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] (for past years)	Form 40-F [X] (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

NEWS RELEASE
SIGNATURES

Item	Page

Press release of the Company and Merck KGaA dated June 16, 2003 announcing that Phase III Theratope® Vaccine Trial does not meet primary endpoints, but trend to improvement in survival seen in subset of patients	3

Signature	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA AND MERCK KGaA ANNOUNCE PHASE III THERATOPE® VACCINE TRIAL
DOES NOT MEET PRIMARY ENDPOINTS

Trend to Improvement in Survival Seen in Subset of Patients

EDMONTON, ALBERTA, CANADA and Darmstadt, Germany — June 16, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany, announced today that the results from a large pivotal Phase III trial of Theratope® vaccine for women with metastatic breast cancer did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, one pre-stratified subset of patients in the treatment group, women on hormonal treatment following chemotherapy, appeared to show a favourable trend to improvement in survival. Further analysis of this subset of patients is underway, as is additional analyses of the complete trial data.

Following this further analysis of the subset data, the Companies plan to discuss the results with regulatory agencies. Based on these conversations and a full evaluation of the data, the Companies will then determine how to proceed and the information will be communicated to stakeholders at that time.

“Metastatic breast cancer is a serious, life-threatening disease. This study has resulted in a wealth of information about metastatic breast cancer, and it is important that we conduct a complete review of the data so that we can determine our best course of action.” said Alex McPherson, MD, PhD, President and CEO of Biomira. “After analysis of the subset data, we intend to discuss this information with the respective regulatory agencies in the U.S., Canada and Europe as soon as possible. We hope to have the first of these discussions within the next three to five months.”

“We have additional clinical trials underway and plan to continue those Theratope trials while we fully evaluate the data from the Phase III metastatic breast cancer study and determine our next steps,” said Nancy Wysenski, President of EMD Pharmaceuticals Inc., Merck KGaA’s wholly-owned U.S. subsidiary.

Dr. Will Steward, Chairman of the Data Safety Monitoring Board (DSMB) complimented the Companies saying, “This study was conducted to the highest possible standards, with no safety concerns, excellent compliance and high quality data. From the DSMB’s perspective, it is a good example of how to run a trial.”

The working hypothesis for Theratope is that it stimulates an immune response to the tumour associated STn marker; this in turn may lead to a therapeutic effect. The Phase III randomized, double-blind trial was designed and powered primarily as a survival study. Enrolment in the trial totaled 1,030 women at more than 120 sites in 10 countries and, to date, is believed to be the largest trial of a therapeutic vaccine conducted in women with metastatic breast cancer. Overall, Theratope was well tolerated by patients, with the most common side effects being flu-like symptoms and local injection site reactions.

-more-

“I would like to thank the patients and clinicians who participated in this study,” said David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honourary Consultant in Medical Oncology at Guy’s Hospital in London, England and lead clinical investigator. “It has yielded important information that warrants further investigation.”

In addition to the Phase III trial for women with metastatic breast cancer, Theratope is also being studied in a Phase II study of women with metastatic breast cancer being treated with hormone therapy and a Phase II study in men and women for the treatment of colorectal cancer. The Phase II colorectal cancer study results, presented in a poster at the American Society of Clinical Oncology Meeting in May 2003, showed that patients are capable of mounting an immune response to the investigational vaccine while receiving concurrent chemotherapy. The study also showed a current median of 8.4 months for progression of their disease.

Biomira and Merck KGaA are also collaborating on the development of BLP25 Liposomal vaccine. BLP25 is being evaluated in a 171-patient Phase IIb controlled study for non-small cell lung cancer and in a Phase II pilot study for prostate cancer patients. Results from both of these trials are expected later this year or in early 2004.

“We appreciate the continued support of our investors in our collaborative effort to develop innovative approaches for cancer control,” said Alex McPherson.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

With more than 34,500 employees in 53 countries, the Merck Group generated sales of EUR 7.5 billion in 2002. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a new, fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

As information becomes available relevant to patients, it will be conveyed to the applicable clinical investigator. Therefore, patients with questions currently involved in trials involving Theratope should contact their physicians. For all other persons desiring additional information about clinical trials involving Theratope, please call the following numbers for assistance: Residents of North America should call the Theratope Hotline toll-free at 866-518-8811. Residents outside of the United States and Canada should call 919-768-9741. In addition, information about clinical trials can be found on the companies’ Web sites: http://www.biomira.com and http://www.emdpharmaceuticals.com.

# # #

Conference Call Details:

Today at 08:45 a.m. EDT, Biomira Inc. and Merck KGaA will webcast an analyst conference call co-hosted by Alex McPherson, MD, PhD, President and CEO of Biomira, and Nancy J. Wysenski, President of EMD Pharmaceuticals Inc. Investors and the general public are invited to listen to the live conference call on the Web, by accessing the following site: www.viavid.com/detailpage.asp?sid=2053 or the archive following the call at www.biomira.com. The archive of the analyst conference call will be available on the Biomira Web site for approximately 30 days following the live call. Analysts may participate in the conference call at 1-888-295-1311 (North America toll-free), 0-800-91-748-60 (United Kingdom), 0-800-181-5287 (Germany), approximately 10 minutes before the start of the call.

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

Merck KGaA Contacts Hartmut Vennen Head of Ext. Communications 011-49-6151-72-2386	EMD Pharmaceuticals Media Contact David Reeder Director, Corporate Communications 919-401-7200

Patient Information Call Centre 1-866-518-8811 (within North America) 1-919-768-9741 (outside North America)

Except for historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements, particularly those risks and uncertainties surrounding the efficacy of Theratope® vaccine to treat women with metastatic breast cancer, risks and uncertainties surrounding the presentation of data to the regulatory authorities and approval of marketing applications by the regulatory authorities and risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. Factors that may cause such a difference include risks related to the fact that our analyses of the clinical results from our Phase III clinical trial involving Theratope vaccine to treat women with metastatic breast cancer is ongoing, the risk that the regulatory authorities may not be satisfied with our analyses of such data, the risk that further analyses of the data from our clinical trials may not support the results observed to date or a marketing application, the risk that additional trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities, the risk that the Company may lack the financial resources and access to capital to fund the required clinical trials, or that it will elect to conduct such additional trials, and other matters required to bring products to market, the uncertainties as to when, if at all, the regulatory authorities will agree to discuss the trial results with the Company, the need to establish and scale-up manufacturing processes, dependence on the efforts of third parties, including suppliers and collaborators, dependence on intellectual property rights and the effectiveness thereof, difficulties or delays in manufacturing products, and regulatory developments involving products and manufacturing facilities. For more detailed information on the risks and uncertainties associated with the Company’s product candidates and other activities see the Company’s periodic reports filed with the applicable securities regulatory authorities in Canada and the United States Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: June 17, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance